Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

HilleVax, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43157M102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43157M102	Schedule 13G	Page 1 of 16

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,838,486
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,838,486

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,486
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person CO

CUSIP No. 43157M102	Schedule 13G	Page 2 of 16

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,838,486
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,838,486

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,486
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person CO

CUSIP No. 43157M102	Schedule 13G	Page 3 of 16

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,838,486
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,838,486

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,486
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 43157M102	Schedule 13G	Page 4 of 16

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,838,486
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,838,486

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,486
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person PN

CUSIP No. 43157M102	Schedule 13G	Page 5 of 16

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,838,486
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,838,486

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,486
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 43157M102	Schedule 13G	Page 6 of 16

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,838,486
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,838,486

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,486
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 43157M102	Schedule 13G	Page 7 of 16

1	Names of Reporting Persons Carlyle Investment Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,838,486
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,838,486

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,486
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 43157M102	Schedule 13G	Page 8 of 16

1	Names of Reporting Persons Carlyle Genesis UK LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,838,486
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,838,486

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,486
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 43157M102	Schedule 13G	Page 9 of 16

1	Names of Reporting Persons Abingworth LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,838,486
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,838,486

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,486
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person PN

CUSIP No. 43157M102	Schedule 13G	Page 10 of 16

1	Names of Reporting Persons Abingworth Bioventures 8 LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,838,486
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,838,486

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,838,486
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.5%
12	Type of Reporting Person PN

CUSIP No. 43157M102	Schedule 13G	Page 11 of 16

ITEM 1.	(a) Name of Issuer:

HilleVax, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

75 State Street, Suite 100 - #9995, Boston, MA 02109

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

The Carlyle Group Inc.

Carlyle Holdings I GP Inc.

Carlyle Holdings I GP Sub L.L.C.

Carlyle Holdings I L.P.

CG Subsidiary Holdings L.L.C.

TC Group, L.L.C.

Carlyle Investment Management L.L.C.

Carlyle Genesis UK LLC

Abingworth LLP

Abingworth Bioventures 8 LP

(b)	Address or Principal Business Office:

The principal business address of each of Abingworth LLP and Abingworth Bioventures 8 LP is 38 Jermyn Street, London, SW1Y 6DN, England, United Kingdom. The principal business address of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, DC 20004-2505.

(c)	Citizenship of each Reporting Person is:

Each of Abingworth LLP and Abingworth Bioventures 8 LP is organized under the laws of England and Wales. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

43157M102

CUSIP No. 43157M102	Schedule 13G	Page 12 of 16

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2022, based upon 33,345,260 shares of Common Stock outstanding as of November 8, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Carlyle Group Inc.	1,838,486	5.5%	0	1,838,486	0	1,838,486
Carlyle Holdings I GP Inc.	1,838,486	5.5%	0	1,838,486	0	1,838,486
Carlyle Holdings I GP Sub L.L.C.	1,838,486	5.5%	0	1,838,486	0	1,838,486
Carlyle Holdings I L.P.	1,838,486	5.5%	0	1,838,486	0	1,838,486
CG Subsidiary Holdings L.L.C.	1,838,486	5.5%	0	1,838,486	0	1,838,486
TC Group, L.L.C.	1,838,486	5.5%	0	1,838,486	0	1,838,486
Carlyle Investment Management L.L.C.	1,838,486	5.5%	0	1,838,486	0	1,838,486
Carlyle Genesis UK LLC	1,838,486	5.5%	0	1,838,486	0	1,838,486
Abingworth LLP	1,838,486	5.5%	0	1,838,486	0	1,838,486
Abingworth Bioventures 8 LP	1,838,486	5.5%	0	1,838,486	0	1,838,486

The shares of Common Stock reported herein are held of record by Abingworth Bioventures 8 LP.

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Abingworth Bioventures 8 LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by Abingworth Bioventures 8 LP. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth Bioventures 8 LP, but each disclaims beneficial ownership of such securities.

CUSIP No. 43157M102	Schedule 13G	Page 13 of 16

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 43157M102	Schedule 13G	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Holdings I GP Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I GP Sub L.L.C.
By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CUSIP No. 43157M102	Schedule 13G	Page 15 of 16

Carlyle Investment Management L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Genesis UK LLC
By: Carlyle Investment Management L.L.C., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Abingworth LLP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Abingworth Bioventures 8 LP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

CUSIP No. 43157M102	Schedule 13G	Page 16 of 16

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney.

99	Joint Filing Agreement.